UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AG-BAG INTERNATIONAL LIMITED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001077-10-6

(CUSIP Number)

Harvey Houtkin, 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001077-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Houtkin N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,000

	8.	Shared Voting Power 588,618

	9.	Sole Dispositive Power 150,000

	10.	Shared Dispositive Power 588,618

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 738,618

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

2

Item 1.	Security and Issuer
Common Stock Ag-Bag International Limited 2320 SE Ag-Bag Lane Warrenton, OR 97146
Item 2.	Identity and Background
(a) Name of Person Filing: Harvey Houtkin
(b) Residence or business address: 160 Summit Avenue, Montvale, NJ 07645

(c)    Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:
          Chief Executive Officer, Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, New Jersey 07645

(d)    Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
          None

(e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

In June 2001 Mr. Houtkin entered into a consent agreement with the National Association of Securities Dealers, Inc. in connection with charges that, among other things, Mr. Houtkin violated Article III, Section 3 of the NASD By-Laws, NASD Rules 1031, 2110, 2210 and 9522 and Section 15B(6)(B)(ii) of the Securities Exchange Act of 1934 in connection with registration and communications with the public practices.  Mr. Houtkin was suspended in all capacities for 15 days and in a principal and supervisory capacity for 105 days and fined $50,000.

(f) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds as to stock held by Harvey Houtkin, his wife Sherry Houtkin, and his sons Stuart Houtkin, Brad Houtkin and Michael Houtkin; Working Capital as to stock held by Domestic Securities, Inc.
Item 4.	Purpose of Transaction

Mr. and Mrs. Houtkin and their sons Stuart, Michael and Brad Houtkin purchased stock of the issuer for investment purposes.  Domestic Securities, Inc. is a market maker in the stock and purchased the stock for its market making activities as well as for investment purposes.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Mr. and/or Mrs. Houtkin and/or their sons Stuart, Michael and Brad Houtkin may purchase additional shares of the issuer’s stock but have no present plans to do so.  Domestic Securities, Inc. is a market maker in the issuer’s stock and trades the stock actively each day.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:
None

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:
None
(e) Any material change in the present capitalization or dividend policy of the issuer:
None

(f)                Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:
None

(h)               Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:
None
(j) Any action similar to any of those enumerated above:
None.

Item 5.	Interest in Securities of the Issuer
(a)

State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

Amount beneficially owned: 738,618 shares (includes 125,000 shares owned by Mr. Houtkin’s wife Sherry Houtkin, as to which Mr. Houtkin disclaims beneficial ownership); 100,000 shares owned by Mr. Houtkin’s son Stuart; 100,000 shares owned by Mr. Houtkin’s son Michael Houtkin; 100,000 shares owned by Mr. Houtkin’s son Brad Houtkin; and 163,618 shares owned by Domestic Securities, Inc., of which Mr. Houtkin is chief executive officer, secretary, a director and a 50 percent indirect beneficial owner.

Percent of class 6.2%
(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Sole power to vote or to direct the vote	150,000

Shared power to vote or to direct the vote	588,618

Shared with the co-director of Domestic Securities, Inc., Mark Shefts	163,618

Owned by Sherry Houtkin, Mr. Houtkin’s wife	125,000

Owned by Stuart Houtkin, Mr. Houtkin’s son	100,000

Owned by Michael Houtkin, Mr. Houtkin’s son	100,000

Owned by Brad Houtkin, Mr. Houtkin’s son	100,000

Sole power to dispose or to direct the disposition of	150,000

Shared power to dispose or to direct the disposition of	588,618

Shared with the co-director of Domestic Securities, Inc., Mark Shefts	163,618

Owned by Sherry Houtkin, Mr. Houtkin’s wife	125,000

Owned by Stuart Houtkin, Mr. Houtkin’s son	100,000

Owned by Michael Houtkin, Mr. Houtkin’s son	100,000

Owned by Brad Houtkin, Mr. Houtkin’s son	100,000

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Domestic Securities, Inc. as a market maker in the issuer’s stock, effects transactions in the stock on a continual basis.
(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five persent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Domestic Securities, Inc., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of Domestic, Mark Shefts and Harvey Houtkin.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2004
Date
s/Harvey Houtkin
Signature
Harvey Houtkin
Name/Title